SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A

Publicly-Held Company

CNPJ/MF nº 02.558.132/0001-69 - NIRE 53.30000580-0

SUPPLEMENTARY

RELEVANT FACT

The managements of Tele Centro Oeste Celular Participações S.A. ("TCOPart") and of the following closely-held companies, collectively referred to as "TCO Operators": Telegoiás Celular S.A. ("Telegoiás"), Telems Celular S.A. ("Telems"); Telemat Celular S.A. ("Telemat"); Teleacre Celular S.A. ("Teleacre") and Teleron Celular S.A. ("Teleron"), respectively, with the purpose of supplementing and clarifying certain information disclosed in the Relevant Fact dated June 15, 2004, make it known to the public the following:

1. Right to Withdraw - 2 nd and 3 rd Stages : As it was declared in the Relevant Fact dated 06/15/04, the transaction to be carried out in the 2 nd stage of the transaction, which relates to the TCOPart's partial spin-off, with merger of the spinned-off assets into the TCO Operators, does not give the dissenting shareholders the right to withdraw . As far it refers to the 3 rd stage of the transaction, which relates to the merger of the TCO Operators' shares into TCOPart, all the shareholders of the TCO Operators and the holders of common shares in TCOPart which shall have dissented from the resolutions referring to the 3 rd Stage shall have the right to withdraw, upon repayment of the shares provenly held by them on 05.14.2004 (date ex-05/14/04), the date of the Relevant Fact that made public the terms and conditions applicable to the referred merger.

2. Ratio of Exchange - 3 rd Stage . As far as it refers to item 3.3 of the Relevant Fact dated 06/15/2004, as a supplementary information to the already disclosed data, and with the sole purpose of better explaining to the shareholders and to the market the ratio of exchange of the TCO Operators' shares for TCOPart's shares, calculated based on the economic value of these companies, we disclose below the same ratios of exchange, considering each share , once the referred ratio was previously disclosed in consideration of lots of one thousand shares:

Telegoiás
Each common share of Telegoiás shall be exchanged for 14,370 new common shares of TCOPart
Each preferred share of Telegoiás shall be exchanged for 14,370 new preferred shares of TCOPart

Telems
Each common share of Telems shall be exchanged for 31,957 new common shares of TCOPart
Each preferred share of Telems shall be exchanged for 31,957 new preferred shares of TCOPart

Telemat
Each common share of Telemat shall be exchanged for 9,056 new common shares of TCOPart
Each preferred share of Telemat shall be exchanged for 9,056 new preferred shares of TCOPart

Teleacre
Each common share of Teleacre shall be exchanged for 3,921 new common shares of TCOPart
Each preferred share of Teleacre shall be exchanged for 3,921 new preferred shares of TCOPart

Teleron
Each common share of Teleron shall be exchanged for 23,886 new common shares of TCOPart
Each preferred share of Teleron shall be exchanged for 23,886 new preferred shares of TCOPart

We hereby confirm that, as previously disclosed, any shareholders of the TCO Operators which, by virtue of the substitution, shall be entitled to fractional shares, will receive a whole share in TCOPart.

3. To the same effect, we following disclose the ratios of exchange calculated with basis on the shareholders' equity at market prices criterion for the purposes of Article 264 of the Corporations Act, as set forth in item 3.3.1 of the Relevant Fact dated 06.15.04, considering each share severally: According to the referred criterion, the ratios of exchange of the TCO Operators' shares for TCOPart's shares would be the following: (i) each common share and each preferred share of Telegoiás would be exchanged for 19,396 shares of the respective type in TCOPart; (ii) each common share and each preferred share in Telems would be exchanged for 47,114 shares of the same type in TCOPart; (iii) each common share and each preferred share of Telemat would be exchanged for 108,133 shares of the respective type in TCOPart; (iv) each common share and each preferred share of Teleacre would be exchanged for 4,834 shares of the respective type in TCOPart; and (v) each common share and each preferred share of Teleron would be exchanged for 24,201 shares of the respective type in TCOPart.

4. Shares Issued by the Acquiring Company at the End of the 3rd Stage : Base don the criterion for ascertaining the ratio of exchange referred to in item 3.3 of the Relevant Fact dated 06/15/04, and with due regard to item 2 above, we hereby rectify the information contained in item 3.4 of the Relevant Fact dated 06/15/04, in order to be recorded that TCOPart shall issue and assign to the shareholders of the TCO Operators, 778,266,728 new common shares and 4,439,609,712 new preferred shares of one sole class, of registered and book-entry type, with no face value, of the same kind and with the same right as those of TCOPart's currently outstanding shares, whereby TCOPart, at the end of the transaction, will have its capital stock represented by 129,458,666,783 common shares and 257,206,308,185 preferred shares, with those rights as provided for in its Articles of Incorporation currently in force.

Brasília, June 17, 2004.

Tele Centro Oeste Celular Participações S.A.
Luis André Carpintero Blanco
Investor Relations Officer

Site: www.vivo.com.br /RI

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.